Exhibit 99.1

Opera Limited to Hold 2021 Annual General Meeting on December 9, 2021

OSLO, Norway, November 4, 2021 - Opera Limited (Nasdaq: OPRA), one of the world’s largest internet consumer brands with hundreds of millions of users worldwide, today announced that it will hold its 2021 Annual General Meeting of shareholders (“AGM”) on December 9, 2021, at 14:00 Central European Time. Due to the continuing effects of the COVID-19 pandemic, the AGM will be a virtual meeting. Those interested in attending may request call-in details by email to investor-relations@opera.com. The record date is November 8, 2021.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs. A copy of the notice of the AGM is available at https://investor.opera.com/

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Safe Harbor Statement

This announcement contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor inquiries, please contact:

Matthew Wolfson

investor-relations@opera.com

For media inquiries, please contact:

Email: press-team@opera.com